April 15, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Zoom Video Communications, Inc.
Registration Statement on Form S-1
File No. 333-230444

Acceleration Request
	Requested Date:	April 17, 2019
	Requested Time:	4:00 p.m., Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), wish to advise you that between April 8, 2019 and April 14, 2019 at 5:00 p.m., Eastern Standard Time, approximately 4,180 copies of the Preliminary Prospectus of Zoom Video Communications, Inc., a Delaware corporation (the “Registrant”), dated April 8, 2019 were distributed as follows by the underwriters to underwriters, dealers, institutional investors and others.

We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Standard Time on April 17, 2019, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
J.P. MORGAN SECURITIES LLC
GOLDMAN SACHS & CO. LLC

As representatives of the several underwriters listed in Schedule II to the Underwriting Agreement

MORGAN STANLEY & CO. LLC

By:	/s/ Rizvan Dhalla
Name: Rizvan Dhalla
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Greg Chamberlain
Name: Greg Chamberlain
Title: Head of TMT Equity Capital Markets

GOLDMAN SACHS & CO. LLC

By:	/s/ Matthew Lytle
Name: Matthew Lytle
Title: Managing Director

cc:

Eric S. Yuan

Aparna Bawa

Zoom Video Communications, Inc.

Jon C. Avina

Calise Y. Cheng

Cooley LLP

Allison B. Spinner

Shannon R. Delahaye

Catherine D. Doxsee

Wilson Sonsini Goodrich & Rosati, P.C.

[Signature Page to Underwriter Acceleration Request]